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CRD 103906 SO 3/22/04

04016416

SECURI ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 19 2004

SEC FILE NUMBER
8- 52380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Colonial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~[illegible] Avenue~~ 1175 Post Rd East
(No. and Street)

~~[illegible]~~ Westport (City) ~~NY~~ CT (State) ~~[illegible]~~ 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D. Zaidman, CPA PC
(Name – *if individual, state last, first, middle name*)

175 Great Neck RD (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, [Neal D Alessio], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of [American Colonial Corp], as of [12/31/03], 20[03], are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

[President]
Title

[signature] [3/18/04]
Notary Public

My Commission Expires Feb. 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRD 103906

AMERICAN COLONIAL CORP.
Financial Statements
December 31, 2003

CONTENTS

D. Zaidman CPA, P.C.
CPAs and Business Consultants
175 Great Neck Road, Great Neck, New York 11021
Tel: 516-829-4706 Fax: 516-829-4708 E-mail: dzaidman@home.com

Board of Directors and Shareholder
American Colonial Corp.

We have audited the accompanying balance sheet of American Colonial Corp. as of December 31, 2003, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Colonial Corp. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

D. ZAIDMAN, CPA P.C.
Great Neck, New York
February 23, 2004

AMERICAN COLONIAL CORP.

Balance Sheet

December 31, 2003

ASSETS

Current Assets:		
Cash	$	8,255
TOTAL ASSETS	$	8,255

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued expenses	$	1,500
Stockholder's Equity:		
Common stock - - authorized 1,000 shares, no par value; 100 shares issued and outstanding		100
Paid in capital		67,911
Retained earnings (deficit)		(61,256)
Total Stockholders' Equity		6,755
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,255

See accountant's report and notes to financial statements

AMERICAN COLONIAL CORP.

Statement of Income and Retained Earnings

For the Year Ended December 31, 2003

Revenues	$ -
Expenses:	
Licensing	3,131
Taxes	250
Professional fees	1,500
Telephone	447
Rent	150
Miscellaneous	52
Total expenses	5,530
NET LOSS	(5,530)
RETAINED EARNINGS (DEFICIT) - BEGINNING	**(55,726)**
RETAINED EARNINGS (DEFICIT) - ENDING	**$ (61,256)**

AMERICAN COLONIAL CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional	
	Number of shares	Amount	Paid-In Capital	Retained Earnings
Balance January 1, 2003	100	$ 100	$ 63,911	$ (55,726)
Additional investment			4,000	
Net loss				(5,530)
Balance, December 31, 2003	100	$ 100	$ 67,911	$ (61,256)

AMERICAN COLONIAL CORP.

Statement of Cash Flows

For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net income (loss)	$	(5,530)
Changes in operating assets and liabilities:		
Increase in accrued expenses		250
Net cash provided by operating activities		(5,280)
Cash flows from financing activities:		
Contribution to capital		4,000
Net cash provided by financing activities		4,000
Net decrease in cash		(1,280)
Cash at beginning of year		9,535
Cash at end of year	$	8,255

NOTE 1 – SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Colonial Corp. (the Company) was formed on January 27, 2000 in the state of Connecticut. The company registered with the Securities and Exchange Commission on August 17, 2000 to operate as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on August 17, 2000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The stockholder of the company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. No provision for federal or state income taxes has been recorded in these financial statements because the stockholder is personally liable for such taxes on his individual income tax return.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

NOTE 2 – MINIMUM CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1, the corporation is required to maintain net capital of not less than $5,000 in 2002. At December 31, 2003, the corporation's net capital as defined by SEC Rule 15c3-1 was $7,005.

NOTE 3 – SUBSEQUENT EVENTS

The Company's sole shareholder entered into an agreement to sell his shares. The sale will consummate upon approval by the NASD.

The Company entered into an employment agreement with the existing shareholder, Mr. Neal D'Alessio, effective upon approval of the sale by the NASD. Mr. D'Alessio will serve as Principal and Office Manager. The company will pay a monthly salary of $1000.

NOTE 4 – SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$ -
Cash payments for taxes	$ 250

SCHEDULE I
AMERICAN COLONIAL CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Commission
As of December 31, 2003

Net Capital:		
Total Stockholder's equity	$	6,755
Aggregate indebtedness		-
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	1,755
Ratio: Aggregate indebtedness to net capital		0 to 1
Reconciliation with company's computation (included in Part II of Form X-17-A-5 as of December 31, 2003):		
Net capital, as reported in company's Part II (unaudited) FOCUS report	$	8,255
Audit adjusment - accrued expenses		(1,500)
Net Capital per above	$	6,755

See accountant's report and notes to financial statements

SCHEDULE II
AMERICAN COLONIAL CORP.
Report of Material Inadequacies
As of December 31, 2003

No material inadequacies found to exist as of December 31, 2003 and no material inadequacies existed since January 1, 2003.